SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Agenda Annual Meeting of Daimler AG on April 9, 2008

2.               Extension of the Agenda Annual Meeting of Daimler AG on April 9, 2008

3.               Annual Meeting 2008 Counter-motions

4.               Position of the management on the Counter-motions for the 2008 Annual Meeting

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services, which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructing plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

Agenda

Annual Meeting of Daimler AG

on April 9, 2008

Key Figures

Daimler Group

Amounts in millions of €	2007	2006	2005	07/06
				Change in %

Revenue	99,399	99,222	95,209	+0	(1)
Western Europe	49,289	46,999	44,620	+5
thereof Germany	22,582	21,652	20,726	+4
NAFTA	23,499	27,857	26,756	-16
thereof United States	20,270	24,943	23,930	-19
Other markets	26,611	24,366	23,833	+9
Employees (Dec. 31)	272,382	274,024	293,839	-1
Investment in property, plant and equipment	2,927	3,005	3,445	-3
Research and development expenditure thereof capitalized	4,148 990	3,733 715	3,928 591	+11 +38
Cash provided by operating activities (including discontinued operations)	13,088	14,337	11,032	-9
EBIT	8,710	4,992	2,873	+74
Value added (including discontinued operations)	1,380	631	1,452	+119
Net profit	3,985	3,783	4,215	+5
Net profit from continuing operations	4,855	3,166	2,253	+53
Earnings per share (in €)	3.83	3.66	4.09	+5
Earnings per share, continuing operations (in €)	4.67	3.06	2.16	+53
Total dividend	2,028	1,542	1,527	+32
Dividend per share (in €)	2.00	1.50	1.50	+33

(1) Adjusted for the effects of currency translation, increase in revenue of 3%.

Contents

1.	Presentation of the adopted Company statements, the approved consolidated financial statements, and the management reports for Daimler AG and the Group for the 2007 financial year, the report of the Supervisory Board and the explanatory report of the Board of Management providing details on takeover provisions as required by Section 289, Subsection 4 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch)	6

2.	Resolution on the allocation of unappropriated profit	6

3.	Resolution on ratification of Board of Management members’ actions in the 2007 financial year	6

4.	Resolution on ratification of Supervisory Board members’ actions in the 2007 financial year	6

5.	Resolution on the appointment of auditors for the Company and for the Group for the 2008 financial year	7

6.	Resolution on authorization for the Company to acquire its own shares and on their utilization	7

7.	Resolution on authorization to use derivative financial instruments in the context of acquiring own shares	10

8.	Resolution on the election of new members of the Supervisory Board	12

9.	Resolution on the change to the remuneration of the Supervisory Board and amendment to the Articles of Incorporation	13

10.	Resolution on the cancellation of the existing Authorized Capital I and the creation of a new Authorized Capital I in exchange for cash contributions and amendment to the Articles of Incorporation	15

11.	Resolution on the cancellation of the existing Authorized Capital II and the creation of a new Authorized Capital II in exchange for non-cash contributions and amendment to the Articles of Incorporation	17

Reports to the Annual Meeting		18

Conditions for attending the Annual Meeting and for the exercise of voting rights as well as information on shareholders’ rights		25

Details pursuant to Section 128, Subsection 2 of the German Stock Corporation Act		28

Internet/Information/Addresses		29

Financial Calendar 2008		30

Dear Shareholders,

We herewith invite you to attend the Annual Meeting of the Shareholders of Daimler AG on Wednesday, April 9, 2008, at 10.00 a.m., C.E.S.T. at the Berlin Trade Fair Center (Messe Berlin), Special Entrance corner of Masurenallee and Messedamm, 14055 Berlin, Germany.

The invitation and the agenda were published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) on February 28, 2008.

On request, this invitation and the agenda of the Annual Meeting will be provided to you in German, without delay and free of charge.

Diese Einladung mit der Tagesordnung zur Hauptversammlung werden wir Ihnen auf Verlangen auch in deutscher Sprache unverzüglich and kostenlos zusenden.

Agenda*

1.  Presentation of the adopted Company statements, the approved consolidated financial statements, and the management reports for Daimler AG and the Group for the 2007 financial year, the report of the Supervisory Board and the explanatory report of the Board of Management providing details on takeover provisions as required by Section 289, Subsection 4 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch)

The aforementioned documents can be examined on the Internet at www.daimler.com/ir/am2008.

2.   Resolution on the allocation of unappropriated profit

The Board of Management and the Supervisory Board recommend that the unappropriated profit of €6,183,998,802.37 be allocated as follows:

Dividend distribution of €2.00 for each share entitled to dividends	€2,027,737,192.00

Transfer to retained earnings	€4,156,261,610.37

Profit carried forward	—

Unappropriated profit	€6,183,998,802.37

The dividend will be paid out on April 10, 2008.

By the date of the Annual Meeting, the number of shares entitled to a dividend may be reduced due to the acquisition and/or cancellation of the Company’s own shares. If this occurs, the proposed resolution will be amended so that to the extent that on the day of the Annual Meeting the number of shares entitled to a dividend is lower than assumed in the aforementioned proposed resolution, the amount of the dividend distribution is reduced accordingly and the difference is carried forward to new account.

3.   Resolution on ratification of Board of Management members’ actions in the 2007 financial year

The Board of Management and the Supervisory Board recommend that the actions of the Board of Management members who were in office in financial year 2007 be ratified for that period.

4.   Resolution on ratification of Supervisory Board members’ actions in the 2007 financial year

The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board members who were in office in financial year 2007 be ratified for that period.

* Convenience translation. The German text is legally binding.

5.   Resolution on the appointment of auditors for the Company and for the Group for the 2008 financial year

The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, be appointed as auditors to audit the year-end financial statements for the Company and the Group and to review the interim financial statements for the 2008 financial year.

6.   Resolution on authorization for the Company to acquire its own shares and on their utilization

As the authorization issued by the last Annual Meeting allowing the Company to acquire its own shares (treasury shares) will expire in the course of this financial year, that authorization, insofar as it has not been utilized, is to be terminated and the Board of Management is to be granted new authorization to acquire the Company’s own shares.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   General conditions

The Company is authorized to acquire shares in a volume of up to 10% of the capital stock existing at the time of the resolution by the Annual Meeting.

The authorization may be exercised wholly or in installments, once or several times, for one or several purposes within the framework of the aforementioned restrictions. The acquired shares together with other treasury shares owned by the Company or to be allocated to the Company pursuant to Sections 71a et seq. of the German Stock Corporation Act (Aktiengesetz) may at no time account for more than 10% of the capital stock.

The authorization takes effect as of April 10, 2008 and remains in force until October 9, 2009. The authorization to acquire treasury shares decided upon by the Annual Meeting of April 4, 2007 ends when this new authorization comes into force.

b)   Purpose of acquisition

The Company shall be authorized to acquire shares in the Company for all legally permissible purposes, in particular to

•    be able to offer shares in the Company to third parties in the context of business combinations with other companies or in the context of acquiring companies or participating interests in companies or

•    offer such shares for subscription to members of the Board of Management of the Company, members of the management of subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) and other management staff of the Company and its subsidiaries (hereinafter collectively referred to as: “Management”) in the context of the Stock Option Plan approved at the Annual Meeting on April 19, 2000 under Agenda Item 8 or

•    offer them as employee shares to employees of the Company and its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or

•             cancel such shares.

c)   Acquisition conditions

The acquisition shall take place through the stock exchange or through a public offering made to all shareholders of the Company.

•    If the acquisition of the shares takes place via the stock exchange, the amount paid by the Company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than 5% and may not be more than 5% lower than that price.

•    If the acquisition takes place through a public offering to all shareholders of the Company, the offered purchase price or the prescribed values of the offered purchase price range per share (excluding transaction costs) may not exceed the average price determined at the close of Xetra trading (or the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the last three days of trading before the day of publication of the offering by more than 10% and may not be more than 10% lower than that price. If, after the publication of a purchase offer, there are significant deviations from the relevant share price, the offer may be adjusted. In this case, the average share price on the three days of trading preceding the publication of any such adjustment is to be applied. The purchase offer can include additional conditions. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, acceptance must be in proportion to the shares included in each offering. The preferential acceptance of a lower number of up to 100 of the Company’s shares offered for purchase per shareholder of the Company can be stipulated.

d)   Use of the shares – acquisition of companies

The Board of Management is authorized to offer Company shares acquired as a result of the aforementioned authorization to third parties in the context of business combinations or of acquiring companies or participating interests in companies.

e)   Use of the shares – stock option plan

The Board of Management is authorized to use Company shares acquired as a result of the aforementioned authorization to meet the subscription rights granted to Management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000. The decision on the extent to which such shares are to be transferred to members of the Board of Management is to be made by the Supervisory Board of the Company. The key points of the stock option plan were approved by the Annual Meeting on April 19, 2000. They can be seen in the Commercial Register of the Stuttgart District Court as an integral part of the notarized minutes of that Annual Meeting of April 19, 2000. They can also be seen on the Internet at http://www.daimler.com/ir/am2008.

f)    Use of the shares – employee shares

The Board of Management is authorized to issue Company shares acquired as a result of the aforementioned authorization to employees of the Company and its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending.

g)   Use of the shares – cancellation

The Board of Management is authorized to cancel Company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by the Annual Meeting of the Shareholders. The Board of Management can resolve that the capital stock is reduced by the cancellation or that it remains the same despite a cancellation of shares so that the other shares’ proportion of the capital stock as defined by Section 8, Subsection 3 of the German Stock Corporation Act (Aktiengesetz) increases accordingly. In this case, the Board of Management is authorized to amend the stated number of shares in the Articles of Incorporation.

h)   Use of the shares – issue conditions

The authorizations described under points d), e), f) and g) above may be exercised once or several times, individually or together, completely or relating to partial volumes of the acquired treasury shares. The price at which shares in the Company are issued to third parties pursuant to the authorization in d) may not be more than 5% lower (excluding transaction costs) than the opening price in Xetra trading (or the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the binding agreement with the third party.

i)    Exclusion of subscription rights

Shareholders’ rights to subscribe to the Company’s treasury shares are excluded if these shares are used as specified in the aforementioned authorizations in d), e) and f).

7.   Resolution on authorization to use derivative financial instruments in the context of acquiring own shares

In addition to the authorization to acquire the Company’s own shares described under Item 6 of the Agenda, the Company is to be authorized to acquire its own shares also with the use of put options or call options or a combination of the two (hereinafter referred to as “derivatives”).

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   General conditions

In addition to the authorization to acquire the Company’s own shares to be decided upon under Item 6 of the Agenda, in accordance with Section 71, Subsection 1, No. 8 of the German Stock Corporation Act (Aktiengesetz), as well as the ways described there, the acquisition of treasury shares may be effected with the use of derivative financial instruments. The Board of Management is authorized to sell options that oblige the Company to acquire shares in the Company upon exercise of the option (“put options”); to acquire options that give the Company the right to acquire shares in the Company upon exercise of the option (“call options”); and to acquire shares in the Company with the use of a combination of put options and call options.

The use of derivatives in the context of acquiring treasury shares requires the approval of the Supervisory Board. This can be granted generally, relating to a certain period, or for a certain volume.

All share acquisitions with the use of derivates are restricted to shares in a maximum volume of 5% of the capital stock at the time when the resolution is made by the Annual Meeting.

The term of the options must end at the latest on October 9, 2009.

b)   Acquisition conditions

The option conditions must ensure that the options are only honored with shares that were acquired under observance of the principle of equal treatment.

The price paid for options by the Company may not be substantially above the theoretical market value of the respective options and the price received for the options by the Company may not be substantially below that price, calculated using recognized financial mathematical methods, whereby, amongst other things, the agreed exercise price is to be taken into consideration.

The price to be paid for shares upon exercise of the options may not exceed the average price determined at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the last three days of trading before the conclusion of the respective option transaction by more than 10% and may not be more than 10% lower than that price (in each case excluding transaction costs, but taking into consideration the option premium received or paid).

c)   Use of the shares

The regulations stated under Item 6 of the Agenda also apply to the utilization of treasury shares acquired with the use of derivatives.

d)   Exclusion of subscription rights

If treasury shares are acquired with the use of derivatives and under observance of the aforementioned regulations, the shareholders’ right to conclude such option transactions with the Company is excluded analogously to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). The shareholders do not have the right to conclude option transactions when the intended acquisition of treasury shares with the use of derivatives is for a preferred offer to conclude option transactions related to small numbers of shares.

Shareholders have the right to sell shares to the Company only to the extent that the Company is obliged to purchase their shares in the context of the option transactions. Any further-going rights to sell shares are excluded.

8.   Resolution on the election of new members of the Supervisory Board

Due to the retirement from the Supervisory Board of Earl G. Graves and Peter A. Magowan, two new members of the Supervisory Board have been appointed by the court as representatives of the shareholders. These members are now to be legitimated by the Annual Meeting, with the result that elections to the Supervisory Board are to take place.

Pursuant to Section 96, Subsection 1 and Section 101, Subsection 1 of the German Stock Corporation Act (Aktiengesetz) and Section 7, Subsection 1, Sentence 1, No. 3 of the German Codetermination Act (Mitbestimmungsgesetz), the Supervisory Board comprises ten members representing the shareholders and ten members representing the employees.

When electing the members of the Supervisory Board representing the shareholders, the Annual Meeting is not bound by election proposals.

The Supervisory Board proposes the election of

Ms. Sari Maritta Baldauf, Helsinki, Finland, 52 years old, member of the Board of Directors of Hewlett-Packard Company, former Executive Vice President and General Manager of the Networks Business Group of Nokia Corporation

and

Dr. Jürgen Hambrecht, Neustadt/Weinstraße, Germany, 61 years old, Chairman of the Board of Executive Directors of BASF SE

as members of the Supervisory Board representing the shareholders effective as of the end of this Annual Meeting for the period until the end of the Annual Meeting that passes a resolution on the ratification of the actions of the Boards for the 2012 financial year.

Ms. Baldauf is a member of the following domestic or foreign company boards, that are comparable to a Supervisory Board:

Hewlett-Packard Company

Sanoma WSOY

F-Secure Corporation

YIT Corporation

CapMan Plc.

Dr. Hambrecht is a member of the supervisory board of Bilfinger Berger AG.

9.   Resolution on the change to the remuneration of the Supervisory Board and amendment to the Articles of Incorporation

The Company faces competition to staff its Supervisory Board with outstanding persons. The current remuneration of the members of the Supervisory Board lags behind the remuneration of comparable corporations. Further, the demands placed on members of the Audit Committee have increased continually. Thus, the remuneration is to be increased and membership of the Audit Committee is to be better rewarded.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value added tax incurred by them in the performance of their office) and receive fixed remuneration payable after the financial year-end. The remuneration shall amount to €100,000.00 for the individual member, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for chairmen of other Supervisory Board committees and for members of the Audit Committee, and 1.3 times this amount for members of the other Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he or she shall be remunerated solely according to the function with the highest remuneration. Membership of a committee for a financial year is only remunerated if the relevant committee has held at least one meeting in discharge of its duties in that period. The members of the Supervisory Board shall receive a flat fee of €1,100.00 for each meeting of the Supervisory Board and its committees that they attend as members.

If any members of the Supervisory Board step down from the Supervisory Board during the course of a financial year, they shall receive remuneration proportionate to the time of office served. If a member of the Supervisory Board steps down from a function for which there is increased remuneration, the previous sentence applies in relation to the remuneration for the relevant function.

b)   § 13 (1) of the Articles of Incorporation shall be amended and reworded as follows:

“(1) The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value added tax incurred by them in the performance of their office) and receive fixed remuneration payable after the financial year-end. The remuneration shall amount to €100,000.00 for the individual member, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for chairmen of other Supervisory Board committees and for members of the Audit Committee, and 1.3 times this amount for members of the other Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he or she shall be remunerated solely according to the function with the highest remuneration. Membership of a committee for a financial year is only remunerated if the relevant committee has held at least one meeting in discharge of its duties in that period. The members of the Supervisory Board shall receive a flat fee of €1,100.00 for each meeting of the Supervisory Board and its committees that they attend as members.

If any members of the Supervisory Board step down from the Supervisory Board during the course of a financial year, they shall receive remuneration proportionate to the time of office served. If a member of the Supervisory Board steps down from a function for which there is increased remuneration, the previous sentence applies in relation to the remuneration for the relevant function.”

§ 13 (1) of the Articles of Incorporation currently reads:

“The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value added tax incurred by them in the performance of their office) and receive fixed remuneration payable after the financial year-end. The remuneration shall amount to €75,000.00 for the individual member, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for chairmen of other Supervisory Board committees and 1.3 times this amount for members of the Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he shall be remunerated solely according to the function with the highest remuneration. The members of the Supervisory Board shall receive a flat fee of €1,100.00 for each meeting of the Supervisory Board and its committees that they attend.

If any members of the Supervisory Board step down from the Supervisory Board during the course of a financial year, they shall receive remuneration proportionate to the time of office served. If a member of the Supervisory Board steps down from a function in connection with an increased remuneration, the previous sentence applies as it relates to the remuneration for the relevant function.”

10.  Resolution on the cancellation of the existing Authorized Capital I and the creation of a new Authorized Capital I in exchange for cash contributions and amendment to the Articles of Incorporation

§ 3, (2) of the Articles of Incorporation authorizes the Board of Management to increase the capital stock in exchange for cash contributions (Authorized Capital I). This authorization expires on April 8, 2008. It is therefore to be cancelled and replaced with a new Authorized Capital I to ensure that the Board of Management remains able in the future to use approved capital to strengthen the Company’s own resources.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   Cancellation of the existing Authorized Capital I

The authorization granted to the Board of Management by the Annual Meeting on April 9, 2003 under Item 8 of the Agenda and limited until April 8, 2008, with the consent of the Supervisory Board to increase the Company’s capital stock pursuant to § 3, (2) of the Articles of Incorporation by issuing new, registered no par value shares in exchange for cash contributions in a total amount of up to €500,000,000.00 (Authorized Capital I) is cancelled.

b)   Creation of a new Authorized Capital I

The Board of Management shall be authorized with the consent of the Supervisory Board to increase the Company’s capital stock in the period until April 8, 2013 by a total of €500,000,000.00, in one lump sum or by separate partial amounts at different times, by issuing new, registered no par value shares in exchange for cash contributions (Authorized Capital I).

The shareholders are to be granted subscription rights.

The Board of Management, however, shall be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights for residual or fractional amounts. The Board of Management shall also be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights if this is necessary to grant subscription rights to holders of warrants or holders of convertible bonds or notes previously issued or to be issued in the future by Daimler AG or its subsidiaries in the amounts to which such holders would be entitled upon the exercise of their warrants or conversion rights or upon fulfillment of their conversion obligations.

Furthermore, the Board of Management shall be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights if the issue price of the new shares is not significantly lower than the stock market price. However, this authorization applies only if the value of the shares issued with the exclusion of subscription rights pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) does not exceed 10% of the capital stock - neither at the time when this authorization takes effect, nor when it is exercised. The sale of own shares is to be included in this limit of 10% of the capital stock if it takes place with the exclusion of subscription rights due to an authorization to sell own shares pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time of this authorization or an authorization in lieu thereof.

Furthermore, shares issued or to be issued by way of honoring bonds with conversion and/or warrant rights are also to be included in this limit of 10% of the capital stock if the bonds were issued with the exclusion of subscription rights due to an authorization to issue bonds pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time when this authorization takes effect or an authorization in lieu thereof.

The Board of Management shall be authorized with the consent of the Supervisory Board to stipulate the other details of the shares’ rights and the conditions for issuing those shares.

c)   Amendment to the Articles of Incorporation

§ 3, (2) of the Articles of Incorporation is to be reworded as follows:

“(2) The Board of Management is authorized with the consent of the Supervisory Board to increase the Company’s capital stock in the period until April 8, 2013 by a total of €500,000,000.00, in one lump sum or by several partial amounts at different times, by issuing new, registered no par value shares in exchange for cash contributions (Authorized Capital I).

The shareholders are to be granted subscription rights.

The Board of Management, however, is authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights for residual or fractional amounts. The Board of Management is also authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights if this is necessary to grant subscription rights to holders of warrants or holders of convertible bonds or notes previously issued or to be issued in the future by Daimler AG or its subsidiaries in the amounts to which such holders would be entitled upon the exercise of their warrants or conversion rights or upon fulfillment of their conversion obligations.

Furthermore, the Board of Management is authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights if the issue price of the new shares is not significantly lower than the stock market price. However, this authorization applies only if the value of the shares issued with the exclusion of subscription rights pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) does not exceed 10% of the capital stock - neither at the time when this authorization takes effect, nor when it is exercised. The sale of own shares is to be included in this limit of 10% of the capital stock if it takes place with the exclusion of subscription rights due to an authorization to sell own shares pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time of this authorization or an authorization in lieu thereof. Furthermore, shares issued or to be issued by way of honoring bonds with conversion and/or warrant rights are also to be included in this limit of 10% of the capital stock if the bonds were issued with the exclusion of subscription rights due to an authorization to issue bonds pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time when this authorization takes effect or an authorization in lieu thereof.

The Board of Management is authorized with the consent of the Supervisory Board to stipulate the other details of the shares’ rights and the conditions for issuing those shares.”

11.  Resolution on the cancellation of the existing Authorized Capital II and the creation of a new Authorized Capital II in exchange for non-cash contributions and amendment to the Articles of Incorporation

§ 3, (3) of the Articles of Incorporation authorizes the Board of Management to increase the capital stock in exchange for non-cash contributions (Authorized Capital II). This authorization expires on April 8, 2008. It shall therefore be cancelled and replaced with a new Authorized Capital II to ensure that the Board of Management remains able in the future to use approved capital, in particular for the acquisition of companies and participating interests in companies and can utilize non-cash capital increases to do so.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   Cancellation of the existing Authorized Capital II

The authorization granted to the Board of Management by the Annual Meeting on April 9, 2003 under Item 9 of the Agenda and limited until April 8, 2008, with the consent of the Supervisory Board to increase the Company’s capital stock pursuant to § 3, (3) of the Articles of Incorporation by issuing new, registered no par value shares in exchange for non-cash contributions in a total amount of up to €500,000,000.00 (Authorized Capital II) is cancelled.

b)   Creation of a new Authorized Capital II

The Board of Management shall be authorized with the consent of the Supervisory Board to increase the Company’s capital stock in the period until April 8, 2013 by a total of €500,000,000.00, in one lump sum or by separate partial amounts at different times, by issuing new, registered no par value shares in exchange for non-cash contributions (Authorized Capital II).

The Board of Management shall be authorized with the consent of the Supervisory Board to exclude the shareholders’ subscription rights.

The Board of Management shall be authorized with the consent of the Supervisory Board to stipulate the other details of the shares’ rights and the conditions for issuing those shares.

c)   Amendment to the Articles of Incorporation

§ 3, (3) of the Articles of Incorporation, is to be reworded as follows:

“(3) The Board of Management is authorized with the consent of the Supervisory Board to increase the Company’s capital stock in the period until April 8, 2013 by a total of €500,000,000.00, in one lump sum or by several partial amounts at different times by issuing new, registered no par value shares in exchange for non-cash contributions (Authorized Capital II).

The Board of Management is authorized with the consent of the Supervisory Board to exclude the shareholders’ subscription rights.

The Board of Management is authorized with the consent of the Supervisory Board to stipulate the other details of the shares’ rights and the conditions for issuing those shares.”

*****

Reports to the Annual Meeting

Concerning Items 6 and 7 of the Agenda: Report of the Board of Management on the exclusion of subscription rights in connection with the sale of treasury shares pursuant to Section 71, Subsection 1, Sentence 5 in conjunction with Section 186, Subsection 4, Sentence 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz)

Overview

The Authorization to acquire treasury shares is intended to allow the Company to continue to acquire treasury shares and to use them in particular to cancel them, to finance the acquisition of companies, to honor stock option plans for its Management, or to use them for employee share programs. The Authorization is intended to give the Company maximum flexibility and for the optimization of the buyback also to allow shares to be acquired with the use of derivatives.

Regarding the decision on the application of treasury shares, the Board of Management is guided solely by the interests of the shareholders and of the Company.

Exclusion of subscription rights

The sale of treasury shares is intended to be possible with the exclusion of shareholders’ subscription rights in the following cases:

The Authorization under Item 6 of the Agenda is intended, inter alia, to allow the Company to have treasury shares at its disposal in order to offer them as consideration in the context of business combinations or the acquisition of companies or of equity interests in companies. International competition and the globalization of the economy increasingly require this form of consideration.

The authorization proposed here is therefore intended to give the Company the required flexibility to utilize opportunities to acquire companies or equity interests in companies quickly and flexibly. There are no concrete plans to utilize own shares for this purpose. The Board of Management will report to the Annual Meeting on any utilization of this authorization.

The stock option plan approved by the Annual Meeting of April 19, 2000 can be serviced with the conditional capital decided upon at that Annual Meeting. The resolution proposed under Item 6 of this year’s Agenda is intended to give the Company the possibility of honoring the stock option plan with treasury shares, which the Company has acquired before.

The key points of the stock option plan were approved by the Annual Meeting on April 19, 2000. They can be inspected as an integral part of the notarized minutes of the Annual Meeting of April 19, 2000 at the Commercial Register of the Stuttgart District Court. They can also be seen on the Internet at http://www.daimler.com/ir/am2008.

The decision as to how the options are to be serviced in each individual case is to be made by the responsible boards of the Company; they will be guided solely by the interests of the shareholders and the Company, and will report on their decision at the following Annual Meeting.

Furthermore, the Company is to be able to issue employee shares to the employees of the Company and its subsidiaries.

In order to facilitate the issue of employee shares, the Company is to be allowed to acquire the necessary treasury shares by means of securities lending, and if required also to use treasury shares to meet the lenders’ claim to repayment.

The Company shall be able to cancel treasury shares without a new resolution by the Annual Meeting. The cancellation of treasury shares is to be possible following a decision by the responsible boards with a corresponding reduction in the capital stock or also without reducing the capital stock, in the latter case the proportion of the capital stock represented by each share increases accordingly.

Acquisition conditions

In addition to purchasing shares through the stock exchange, the Company is also to be given the opportunity to acquire its own shares through a public offering (tender procedure). This alternative provides that any shareholders of the Company willing to sell can decide how many shares and, if a price range is set, at what price they are willing to offer them. If the volume offered exceeds the number of shares requested by the Company, the acceptance must be allocated appropriately. There should be the possibility of preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares. This possibility serves to avoid fractional amounts and small residual quantities in the determination of the quota to be acquired and thus facilitates technical processing.

Acquisition using derivatives

Through the resolution of the Annual Meeting proposed under Item 7 of the Agenda, the Board of Management is to be authorized to acquire shares of the Company not only via the stock exchange or in the way of a public offering, but also with the use of derivatives. This additional alternative expands the Company’s ability to structure the acquisition of treasury shares optimally. The Board of Management intends only to apply put options and call options as a supplement to the conventional share buyback and to buy back a maximum of half of the shares that can be acquired under the authorization with the use of derivative financial instruments.

It can be advantageous for the Company to sell put options or to acquire call options instead of directly acquiring shares of the Company.

When selling put options, the Company grants the purchaser of the put options the right to sell shares of the Company to the Company at a price specified in the put options (“exercise price”). As the so-called option writer, the Company is obliged to acquire the number of shares of the Company specified in the put option at the exercise price. As consideration, the Company receives an option premium when it sells the put options, substantially equivalent to the value of the selling right taking into consideration the exercise price, the term of the options and the volatility of Daimler’s share price. If the put options are exercised, the option premium paid by the purchaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. Exercise of the put options makes financial sense for the holders if the price of Daimler shares is below the exercise price, because the holders can then sell shares to the Company at the higher exercise price. From the Company’s perspective, a share buyback with the use of put options has the advantage that the exercise price is already defined on the date when the options are concluded. However, there is no cash outflow until the day of exercise. Furthermore, the price paid by the Company to acquire the shares is below the share price at the time when the options are concluded due to the option premium received by the Company. If the options are not exercised because the share price is above the exercise price on the date of exercise, the Company cannot acquire treasury shares in this way. However, it has the advantage of the option premium it received when the options were sold.

When acquiring call options, in return for the payment of an option premium, the Company receives the right to buy a predefined number of shares at a predefined price (“exercise price”) from the seller of the options, the option writer. The Company thus buys the right to acquire its own shares. Exercise of the call options makes financial sense for the Company if the price of Daimler shares is above the exercise price, because it can then buy the shares from the option writer at the lower exercise price.

The price to be paid for the shares by the Company is the exercise price defined in the respective put options or call options. The exercise price can be higher or lower than the stock-exchange price of Daimler shares at the time when the put options are sold or the call options are acquired. The option premium agreed by the Company on the sale of put options or on the acquisition of call options may not be substantially below (with put options) or substantially above (with call options) the theoretical market value of the respective options on the date of the option sale or purchase calculated with the use of recognized financial mathematical methods; the agreed exercise price is also taken into consideration for the calculation of that theoretical value.

Exclusion of subscription rights with the use of derivatives

Any claims on the part of shareholders to conclude such option transactions with the Company are excluded analogously to Section 186, Subsection 3 of the German Stock Corporation Act (Aktiengesetz). The specification of the option premium and exercise price as described above prevents shareholders from being disadvantaged in connection with the acquisition of treasury shares with the use of derivatives. As the Company receives or pays a fair market price, the shareholders who are not involved in the option transactions do not lose any value. This is equivalent to the position of shareholders when shares are bought back through the stock exchange, when not all shareholders can actually sell shares to the Company. The equal treatment of shareholders is therefore ensured also by determining a fair market price, in the same way as with a share buyback through the stock exchange. This also complies with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), which states that the exclusion of subscription rights is justified when the shareholders’ financial interests are protected.

Utilization of the authorization to acquire treasury shares and to use derivatives

The Board of Management will report on the utilization of the authorization to acquire treasury shares and the use of derivative financial instruments in the next Annual Meeting.

Concerning Items 10 and 11 of the Agenda: Report of the Board of Management on the exclusion of subscription rights with the application of approved capital in accordance with Section 203, Subsection 1 and Subsection 2, Sentence 2 in conjunction with Section 186, Subsection 4, Sentence 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz)

Overview

The Board of Management and the Supervisory Board propose to the Annual Meeting the creation of Authorized Capital I in a total amount of up to €500,000,000.00 and Authorized Capital II in a total amount of up to €500,000,000.00.

The new Authorized Capitals I and II are to replace the previous Authorized Capitals I and II, which expire on April 8, 2008, to maintain the Company’s flexibility and to protect its ability to take action in the interests of its shareholders.

Authorized Capital I

The Company should continue to have the flexibility to strengthen its competitiveness through acquisitions of companies, equity interests in companies or parts of companies. This flexibility is also intended to maintain the value of Daimler’s shares. The proposed Authorized Capital I must be created to enable the Company to use its equity capital as a source of finance. As capital has to be raised quickly when an acquisition target is found, this is not generally a decision that can wait for a shareholders’ meeting, which only take place once a year. For this reason, the Company needs to create Authorized Capital, which the Board of Management can utilize at short notice.

When calculating the size of Authorized Capital I, care must be taken to ensure that even large-scale corporate acquisitions can be financed through cash contributions.

In the case of a cash capital increase using Authorized Capital I, the shareholders are to be granted a right to subscribe. The Board of Management should however be authorized, with the approval of the Supervisory Board, to exclude the shareholders’ rights to subscribe to residual amounts or balances arising as a result of the subscription arithmetic and which cannot be equally distributed among all shareholders. The reason for this exclusion is to simplify the issue procedure.

The Board of Management is also to be authorized, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights if this is necessary to grant subscription rights to new shares to holders of warrants or holders of convertible bonds or notes previously issued or to be issued in the future by Daimler AG or its subsidiaries in the amounts to which such holders are entitled upon the exercise of their warrants or conversion rights or upon the fulfillment of their conversion obligations.

This exclusion of subscription rights makes it possible to offer subscription rights to holders of existing warrants or convertible bonds in the event of a capital increase rather than reducing the option or conversion price in accordance with the terms of the bond. This objective can be achieved by means of the authorization, without the Company having to resort to using its own shares.

In cases of a cash capital increase using Authorized Capital I, pursuant to Section 203, Subsection 1 and 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), the Board of Management should also be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights relating to the amount of the increase, which is not to exceed 10% of the existing capital stock either at the time when the authorization takes effect or when the authorization is exercised, provided that the new shares are issued at an issue price which is not substantially below the market price.

This authorization puts the Company in a position to respond quickly and flexibly to market opportunities in its various areas of business, and can cover any capital requirement at very short notice. The exclusion of subscription rights enables management not only to act quickly, but also to place the shares at close to the market price. This generates greater revenue from the issue than from issues with subscription rights. In addition, this type of placement enables the Company to attract new groups of shareholders.

When exercising the authorization with the exclusion of subscription rights pursuant to Section 203, Subsections 1 and 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), the Board of Management shall set the deviance from the market price as low as permitted by the market conditions prevailing at the time of placement. Deviance from the market price at the time when Authorized Capital I is utilized will in no case be more than 5% of the current market price.

Subscription rights may not be excluded for more than 10% of the existing capital stock, neither at the time when the authorization takes effect nor when it is exercised. These stipulations comply with statutory provisions requiring that shareholders be protected against a dilution of their shareholdings. Because the new shares are issued at close to market price and because the amount of capital that can be raised with the exclusion of subscription rights is limited, every shareholder has the opportunity to acquire the number of shares required to maintain his or her proportionate shareholding in the Company on virtually equal terms through the stock market. This ensures that in accordance with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), the financial and voting interests of the shareholders are adequately safeguarded in the event of the utilization of Authorized Capital with the exclusion of shareholders’ subscription rights, while the Company is given additional scope to act in the interests of all shareholders.

The sale of own shares is to be included in the limit of 10% of the capital stock if it takes place with the exclusion of subscription rights due to an authorization to sell treasury shares pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time of this authorization or an authorization in lieu thereof. Furthermore, shares issued or to be issued by way of honoring bonds with conversion rights and/or warrants are to be included in this limit of 10% of the capital stock if the bonds were issued with the exclusion of subscription rights due to an authorization to issue bonds pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time this authorization takes effect or an authorization in lieu thereof.

Further, the Board of Management will limit the exclusion of subscription rights of shareholders to 20% for utilization of the Authorized Capital I and Authorized Capital II in total. Thus, the added exclusion of subscription rights in cases of capital increases using Authorized Capital I and Authorized Capital II may not exceed 20% of the existing capital stock, neither at the time when the authorization takes effect nor when it is exercised.

Authorized Capital II

In connection with the Company’s flexibility to strengthen its competitiveness through acquisitions of companies, equity interests in companies or parts of companies, the Company also needs the option of being able to finance such acquisitions with shares. Since capital has to be raised quickly when an acquisition target is found, this is not generally a decision that can wait for a shareholders’ meeting, which only take place once a year. This requires the creation of Authorized Capital II.

In the event of a capital increase against non-cash contributions involving the utilization of Authorized Capital II, the Board of Management is to be authorized, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights. This enables the Board of Management to use shares of the Company in appropriate cases in connection with business combinations or the acquisition of companies, parts of companies, equity interests in companies or other beneficial assets related to a proposed acquisition, without resorting to the stock exchange.

Daimler AG operates in a very tough and competitive market. In the interests of its shareholders, it must therefore be in a position to act quickly and flexibly at all times within these rapidly changing markets. This includes being able to acquire companies, parts of companies or equity interests in companies to strengthen its competitive position. The consideration to be paid is frequently very high. Often, it is not possible or - particularly in terms of achieving the best possible financing structure - desirable to pay cash. In many cases the seller also insists on receiving payment in the form of shares from the acquiring company, as this can be more advantageous.

Having the option of being able to offer payment in the form of shares of the Company thus gives the Company an advantage in the competition for attractive acquisition targets. The proposed authorization therefore gives the Company the necessary scope to act quickly and flexibly when opportunities arise to acquire companies, parts of companies or interests in companies, and puts it in a position whereby it can utilize Authorized Capital II in appropriate cases to acquire large companies, parts of companies or equity interests in companies in exchange for shares.

Utilization of Authorized Capital

At present, there are no concrete plans to utilize any of the Authorized Capital. The Board of Management will carefully consider on a case-by case basis whether it should make use of the authorization to exclude shareholders’ subscription rights when utilizing the authorization to increase capital. It will only make use of this option if, in the assessment of the Board of Management and the Supervisory Board, this is in the interests of the Company and thus of its shareholders.

The Board of Management will report to the next Annual Meeting on the utilization of the authorized capital increases.

*****

Conditions for Attending, Shareholders’ Rights

Conditions for attending the Annual Meeting and for the exercise of voting rights as well as information on shareholders’ rights

Registering to attend the Annual Meeting

Those shareholders are entitled to attend the Annual Meeting and to exercise their voting rights who are listed as shareholders in the Company’s share register on the day of the Annual Meeting and who have notified the Company of their intention to attend the Annual Meeting so that such notification is received by the Company at the latest by 12 p.m. (midnight) C.E.S.T. on April 4, 2008. Shareholders who are listed as shareholders in the share register can apply:

by post to:

Daimler

Aktionärsservice

Postfach 94 00 01

69940 Mannheim

Germany

by fax to:

+49 (0) 69 91 33 91 00

or via the Internet at:

https://register.daimler.com

Shareholders’ rights relating to participation in the Annual Meeting

At February 22, 2008, the Company had 1,013,887,646 shares outstanding - thereof 8,610,241 treasury shares, thus 1,005,277,405 shares each of which entitles its holder to one vote. Under certain circumstances defined in the German Stock Corporation Act (Aktiengesetz), shareholders are entitled to request an extension of the agenda. Under the aforementioned circumstances (“Registering to attend the Annual Meeting”), they also have the right to participate in the Annual Meeting, to request information on the items of the agenda, to submit motions regarding the items of the agenda and regarding the procedure, and to vote at the Annual Meeting either in person or by proxy.

Proxy voting

Shareholders who are listed in the share register have the option of voting through a proxy, for example a bank or a shareholders’ association. In such a case, the proxies are to be registered in good time by the shareholder or by the proxies themselves. We request that our shareholders who vote through a proxy send the relevant forms together with their voting instructions to the proxies of their choice. It is also possible for shareholders present or represented at the Annual Meeting to authorize as proxies other shareholders present at the Annual Meeting or the official Company proxies to exercise their voting rights.

If a bank is listed in the share register, it can exercise the voting rights for shares that it does not own only if it is authorized to do so by the actual beneficial owner of the shares.

Voting by official Company proxies

As a service, we continue to offer our shareholders the possibility to authorize employees of the Company to vote in accordance with their instructions as their proxies in the Annual Meeting. The Company proxies will follow the instructions they are given when exercising the shareholders’ voting rights; when appointed as proxies, they may only exercise voting rights if express instructions have been given on each item of the agenda.

The proxies and related instructions can be communicated by post, by fax or via the Internet to the same address, fax number or website as stated for registration (see above under “Registering to attend the Annual Meeting”). The authorization of Company proxies is only possible until and including April 4, 2008. However, voting instructions and changes in voting instructions can be communicated until shortly before the beginning of voting on the day of the Annual Meeting, and in any case until 12 noon C.E.S.T. Further details are stated in the documents that are sent to the shareholders.

Details of Internet communication

Shareholders who wish to order entrance tickets for the Annual Meeting or to authorize the Company proxies via the e-service for shareholders need their registration data, i.e. their shareholder number and the related access number. This registration data is listed on the reverse side of the letter of invitation, which is sent to the shareholders by post.

Users of the e-service who are already registered can use their self selected user identification and their self selected password, which they can issue themselves.

Those shareholders who have registered to have the Annual Meeting documents sent by e-mail receive the invitation with the Agenda as a pdfattachment and a link to the Daimler e-service website with the invitation e-mail.

Motions and inquiries from shareholders

Motions and inquiries from shareholders are to be sent to the Company solely at the following addresses:

by post to:

Daimler AG

Investor Relations

HPC 096 - E 409

70546 Stuttgart, Germany

by fax to:

+49 (0) 711 17 3 42 75

or by e-mail to:

investor.relations@daimler.com

We will publish motions and election proposals from shareholders that are to be made accessible and that reach us by 12 p.m. (midnight) C.E.S.T. on March 25, 2008, without delay after they are received, on the Internet at www.daimler.com/ir/am2008. Any statements of position by the Management will also be published after that date at the same Internet address.

Sending of documents to the shareholders

The Company will send the agenda of the Annual Meeting to be held on April 9, 2008 and the information on registering and authorizing proxies to the shareholders who are listed in the Company’s share register.

Annual Meeting information on the Internet

 Shareholders who are unable to attend the Annual Meeting in person can follow the explanations of the Chairman of the Supervisory Board and the speech of the Chairman of the Board of Management on the Internet at www.daimler.com/ir/am2008. Information on the Annual Meeting, and later the voting results, can also be accessed at that Internet address.

The invitation to the Annual Meeting is published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) of February 28, 2008.

Stuttgart, February 2008

Daimler AG

The Board of Management

Details pursuant to Section 128, Subsection 2 of the German Stock Corporation Act

Members of the Board of Management of Daimler AG are also members of the supervisory board of the following bank:

Mercedes-Benz Bank AG

No member of the Daimler Supervisory Board is employed by any bank or is a member of any bank’s board of management.

The following banks hold equity in Daimler AG that must be disclosed pursuant to Section 21 of the German Securities Trading Act:

Deutsche Bank AG, Frankfurt am Main (4.4%)
UBS AG, Zurich and Basel, Switzerland (3.6%)

The following bank carried out the last securities issue of Daimler AG within the past five years:

Bayerische Landesbank

The following banks were leading members of the consortiums that within the past five years carried out the last benchmark issues by various companies of the Daimler Group:

ABN AMRO Bank N.V.

Bank of America

Barclays Bank plc

Bayerische Landesbank

BNP Paribas

CALYON

Citigroup

Commerzbank AG

Deutsche Bank AG

Dresdner Bank AG

HSBC Bank plc

J.P. Morgan Securities Ltd.

Landesbank Baden-Württemberg

Royal Bank of Scotland plc

Société Générale

Unicredito (Bayerische Hypo- und Vereinsbank)

Internet/Information/Addresses

Information on the Internet.

Special information on our shares and earnings development can be found in the “Investor Relations” section of our website. It includes the Group’s annual and interim reports, the company financial statements of Daimler AG, and reports to the US Securities and Exchange Commission (SEC). You can also find topical reports, presentations, an overview of various performance measures, information on the share price, and other services.

www.daimler.com/investors

Publications for our shareholders:

•             Annual Report (German, English)

•                  Form 20-F (English)

•                  Interim Reports for the 1st, 2nd and 3rd quarters (German, English)

•                  Sustainability Reports (Facts and Magazine) (German, English)

www.daimler.com/ir/reports

The financial statements of Daimler AG were prepared in accordance with German accounting principles and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS). Both sets of financial statements were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and an unqualified audit opinion was rendered thereon. These financial statements were filed with the operator of the electronic version of the German Federal Gazette and were published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from:

Daimler AG, Investor Relations, HPC 096 - E 409, 70546 Stuttgart.

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287

Daimler AG

70546 Stuttgart

Phone +49 711 17 0

Fax +49 711 17 22244

www.daimler.com

Investor Relations

Phone	+49 711 17 21421
+49 711 17 21475
+49 711 17 21506
Fax	+49 711 17 34270
+49 711 17 34275
E-mail: ir.dai@daimler.com

Financial Calendar 2008

Annual Press Conference

February 14, 2008

11.00 a.m. CET / 5.00 a.m. EST

Analysts’ and Investors’ Conference Call

February 14, 2008

3.30 p.m. CET / 9.30 a.m. EST

Presentation of the Annual Report 2007

February 27, 2008

Annual Meeting

April 9, 2008

10:00 a.m. CEST / 4:00 a.m. EST

Messe Berlin

Interim Report Q1 2008

April 29, 2008

Interim Report Q2 2008

July 24, 2008

Interim Report Q3 2008

October 23, 2008

Daimler AG

Stuttgart, Germany

www.daimler.com

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DAIMLER

Extension of the Agenda*

Annual Meeting of Daimler AG

on April 9, 2008

* Convenience translation. The German text is legally binding.

Ladies and Gentlemen,

In addition to the Agenda of the Annual Meeting of Daimler AG to be held on April 9, 2008, which was published in the electronic version of the German Federal Gazette on February 28, 2008, the shareholders Prof. Dr. Ekkehard Wenger and Prof. Dr. Leonhard Knoll have requested the publication of the following items to be decided upon by that Annual Meeting pursuant to Section 122, Subsection 2 of the German Stock Corporation Act (AktG):

12.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to investigate the question of whether in carrying out the share buyback program in the second half of 2007, the duty of prudence was neglected or actions of breach of trust occurred and to what extent current or former executives profited from that.

It is to be examined,

•                  which factors were taken into consideration by the persons responsible for carrying out the share buyback that could have justified buying back shares at prices of more than €69 per share,

•                  to what extent the share buyback program had the effect of driving up the share price while it was being carried out, enabling current or former executives to profit to a greater extent from share-based remuneration than with a less aggressive way of carrying out the share buyback program,

•                  why the share buyback program was not carried out over a longer period of time to prevent the share price from rising above €77 during the program and from dropping below €49 after it ended,

•                  on which dates which prices were paid for shares and on which dates and under which conditions current or former executives cashed in or received remuneration related to the share price,

•                  to what extent the Supervisory Board fulfilled its duty to monitor the Board of Management while the share buyback program was being carried out.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: According to pages 27 and 167 of the Annual Report, in the period of August 30 until December 20, 2007, 49.96 million shares were bought back for an amount of €3.48 billion. This represents an average price of €69.65 per share. It is to be assumed that in some cases prices of significantly more than €70 were actually paid. If one disregards share prices that occurred more than five years ago, one must realize - quite remarkably - that a share price of €70 has been reached neither before the share buyback program was initiated nor after it was completed. In fact, the Daimler share price fell like a stone immediately after the share buyback program was completed. Already before (!) worldwide stock markets started sliding, it fell well below €60 and then slumped temporarily below €49. It is necessary to examine whether the persons responsible for carrying out the share buyback program made their buyback decisions with due care and why they ordered shares to be bought back when the share price was close to its peak. In addition,

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it is necessary to examine who profited from the prices paid for shares to the disadvantage of the Company and its shareholders. According to the Annual Report, in the year 2007, a total of 35.7 million stock options were exercised out of the option program for executives. The fact that the average share price upon exercise of €65.69 was below the average buyback price of €69.65 indicates that the personal estimation of the average executive concerning the value of Daimler shares was lower than what was paid in the context of the share buyback program. It is even possible that the persons responsible for carrying out the share buyback program personally cashed in or received share-based remuneration while they were paying record prices on the Company’s behalf. Irrespective of which, carrying out the share buyback program also enabled former members of the Board of Management, namely former Board of Management Chairman Schrempp, to cash in outstanding options at maximum prices. Correspondingly, remuneration for former members of the Board of Management exploded from €25.1 million to €67.9 million in 2007. Compared with that, its seems fairly harmless that according to a report in the newspaper “Stuttgarter Zeitung,” Christmas parties and birthday parties were held for former Board of Management members who have made the shareholders poorer by billions of euros.

13.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the question of whether in connection with the change of name proposed by the Board of Management and Supervisory Board, Company funds have been senselessly wasted in contravention of the legally required prudence.

It is to be examined,

•                  for which reasons the Board of Management and the Supervisory Board have accepted the considerable costs of an extraordinary shareholders’ meeting, instead of passing a resolution on the change of the Company’s name at the annual meeting in 2007 or 2008,

•                  whether by obtaining unnecessary expertise or consulting services, an attempt has been made to “discover” supposed reasons justifying the traditionless artificial name of “Daimler AG”,

•                  why an eight-digit amount of money has been wasted on countering possible legal disputes concerning third-party rights to the name “Daimler”.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: There was no legal obligation to continue to use the name DaimlerChrysler, whose image had been fundamentally ruined, subsequent to the ordinary annual shareholders’ meeting in 2007. This is especially the case since the coming separation from Chrysler was already apparent at that time and in the ordinary annual shareholders’ meeting on April 4, 2007 a motion was already on the agenda to change the name of the Company. Therefore, there is a strong suspicion that the costs of the Extraordinary Shareholders’ Meeting of October 4, 2007 constitute a completely senseless waste of Company funds. There is also the suspicion that senseless consulting services were purchased for a lot of money in order to be able to “sell” the obvious return to the traditional name Daimler-Benz to unknowing international investors as apparently only the second-best alternative. But above all, at the Extraordinary Shareholders’ Meeting of October 4, 2007, it was already

3

admitted that an eight-digit amount of money was paid to a competitor so that the traditionless artificial name “Daimler AG” could be used at all, although this has caused nothing but displeasure in the whole of Baden due to the suppression of the name Carl Benz. Since the new name apparently has no advantages but only disadvantages, in view of possible infringements of the duty of prudence and the possibility of claims for damages having to be made, it is essential to clarify these questions in a special audit.

14.       Amendment to the Articles of Incorporation - limit on the number of mandates of members of the Supervisory Board representing the shareholders

The following resolution is submitted to the Shareholders’ Meeting for adoption:

Article 8 (§ 8) of the Articles of Incorporation is amended to include the following Paragraph 5:

“No person who is a member of the board of management of a DAX 30 company or who holds more than two Supervisory Board positions at DAX 30 companies shall be elected as a member of the Supervisory Board representing the shareholders. Chairmanship of the Supervisory Board of a DAX 30 company counts double towards the total number of board positions held.”

Reason: Control of the Board of Management of the Company requires a commitment that is not possible if the burden of work becomes excessive due to other board positions. There is also the risk that a close group of people who do not wish to damage their personal networks form nonaggression pacts. This is the only way to explain the fact that no respected member of the German business community could be found who was willing to put the obvious management deficiencies at the top levels of the Company in order before those responsible lost their own will to continue. In 2006, the Chairman of the Supervisory Board of Deutsche Bank, who was elected to the Supervisory Board of the Company on April 4 2007, publicly protested that the exponents of long-term mismanagement were referred to as “failures”. This culture of glossing over poor performance has proved to be extraordinarily damaging to the Company and its shareholders. In addition, it is increasingly proving to be a danger for the credibility of the market-economy system. Remuneration in the millions for unspeakable failures is more and more being regarded as an indication of the moral decline of the (supposed) business “elite”, with the recent history of Daimler AG often being quoted as a particularly impressive example. In the March issue of “Manager Magazin” for example, which reports about “greed and its consequences,” the following statement is made: “It is not a matter of envy ... The point is that with many executives there is no longer a connection between performance and remuneration, that a value-destroyer such as ex Daimler CEO Jürgen Schrempp was able to cash in millions of euros through stock options after his departure.”

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15.       Amendment to the Articles of Incorporation - separate counting of votes from various shareholder groups

The following resolution is submitted to the Shareholders’ Meeting for adoption:

Article 19 (§ 19) of the Articles of Incorporation is amended to include the following paragraph 3:

“At the request of shareholders who together represent a share of the capital stock amounting to at least €500,000, voting on the individual items of the agenda is to take place in the form that at first only private individuals vote who are not represented by voting proxies as allowed by Section 125, Subsection 1, Sentence 1 of the German Stock Corporation Act (AktG). After the results of their voting have been announced, the shareholder associations cast the votes allocated to them as allowed by Section 125, Subsection 1, Sentence 1 of the AktG, whereby they do not have to cast votes for which they have received voting instructions (“separated votes”). After the results of this voting have been announced, all the other votes are cast and counted, including the separated votes. After that, the overall result is announced. The motion proposing the separate counting of votes is to be received by the Company at the latest seven days after the publication of the respective items of the agenda in the electronic version of the German Federal Gazette with evidence of the required share ownership.”

Reason: Institutional investors and custodial banks with proxy voting rights are often subject to massive conflicts of interest when voting, due to the fact that they have other business relations with the Company which are more important to them than a proper voting procedure. It is otherwise inexplicable why institutional investors and custodial banks in the past have repeatedly ratified the actions of the Board of Management and the Supervisory Board despite their mismanagement and the resulting miserable development of the Daimler share price, and have even reelected the responsible Supervisory Board members. In order to shed more light on these conflicts of interest, upon a motion being proposed by a qualified minority, at first those votes are to be counted that are affected by no, or only minor, conflicts of interest. In this way, the institutional investors and the custodial banks will at least be subject to more pressure to justify their sometimes scandalous voting behavior. Whoever votes against the majority of the private individuals and against the majority of the shareholders’ associations should also have to expect that his or her behavior will be taken into account with respect to the liability law, supervisory law and criminal law, if he or she cannot offer any convincing reasons. Only in this way can institutional investors with their irresponsible voting behavior be prevented from continuing to give their blessing to the no-performance enrichment of failed board of management members, thus contributing to a moral decline that undermines the credibility of the market-economy system.

16.       Amendment to the Articles of Incorporation - production of verbatim minutes of the shareholders’ meetings

The following resolution is submitted to the Shareholders’ Meeting for adoption:

The Articles of Incorporation are amended to include the following Article 18b (§ 18b):

“Article 18b (§ 18b) production of verbatim minutes of the shareholders’ meetings

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Verbatim minutes of the proceedings of the shareholders’ meetings shall be produced. To ensure their accuracy, an audio or video recording shall be made which may only be interrupted if shareholders demand such interruption while they speak at the Shareholders’ Meeting. The shareholders shall be notified of this right. At least two technically independent systems shall be used for the recording so that the proceedings of the debate can still be documented if one system fails. All recordings must be stored for at least five years.”

Reason: The shareholders must be given the opportunity to provide exact proof of their own statements and those made by the management in the event of civil law proceedings or criminal law investigations. This opportunity used to exist when the management had verbatim minutes produced without being obliged to do so. This sensible custom was discontinued for unknown reasons. It is possible that the management does not wish to be held to any comments it makes in the shareholders’ meetings. If it wishes to refute this presumption it should resume its former standard practice. Deutsche Bank AG, whose own Supervisory Board Chairman is a member of the Daimler Supervisory Board, has now returned to the practice of having minutes taken of its annual shareholders’ meetings. Another factor is that the production of minutes causes hardly any additional expense. In fact, in previous years, a shareholders’ meeting service provider actually made and archived recordings of the proceedings at the Company’s shareholders’ meetings, which the Company claims not to have noticed; the Chairman of the Supervisory Board has meanwhile admitted as much in writing. It is therefore incomprehensible why the Board of Management should be allowed to say things to the shareholders that are deliberately not made available for reexamination.

17.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of whether the members of the Board of Management and the Supervisory Board were in breach of duty in neglecting to examine all options to make claims for damages against the responsible members of the Board of Management and the Supervisory Board and the relevant consultants and auditors or to at least effect an adequate reduction in current remuneration or pension benefits or to cancel share-based components of remuneration following the statements made by the Stuttgart District Court on August 4, 2006 concerning the business combination between Daimler-Benz AG and Chrysler Corporation that

“the conversion ratio quickly negotiated on April 9, 1998 was in no way preceded by any due-diligence examination of the respective other company - neither commercially nor technically - and presumably only the market values of the two companies were compared, whereby the market value of Chrysler Corporation was increased by a premium of almost 30%.”

“Such a method in no way represents a responsible or comprehensible balancing of interests between the groups of shareholders involved, and in fact appears to have been arbitrary.”

“Thus, the approval by a large majority of votes was not based on substantiated information.”

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

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Reason: According to the comments by the District Court, which arrived at the conclusion that there had been a serious misevaluation by the partners in the business combination, there should be an examination to determine whether those responsible can be called to account. There is no indication that either the Board of Management or the Supervisory Board has taken any action of this kind. This would have been even more necessary since there is meanwhile the suspicion that warnings concerning the business combination with Chrysler were apparently deliberately ignored. For example, Information No. 66 of the AUB (the independent employee representative body) of June 2007 reported as follows on the former Board of Management Chairman Schrempp: “At that time, he just looked to see which American automobile executive had the highest salary ... Schrempp only focused on this level in order to gain Eaton’s salary - ten times as high as his own - when Eaton left DaimlerChrysler. The quality and competitiveness of Chrysler’s products did not interest him, because otherwise he would not have ignored all the warnings of the third-party automobile sub-department of our Development department. These warnings were given, as we know today.” If such warnings were actually given, the Board of Management and the Supervisory Board should not have remained inactive in reviewing whether or not inappropriate remuneration had to be reduced or repaid.

18.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of whether the Supervisory Board neglected its obligations of due care and attention when, in spring 2003, close to when the share price reached its lowest point for several years, it issued 20.5 million options to the Board of Management and other management staff of the Company at an exercise price of only €34.40 per share.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: It is not clear how a Supervisory Board that is complying with its obligations of due care and attention could have the idea to issue options precisely at the moment when share prices are practically in free fall due to temporary market disruptions with correspondingly low strike prices instead of waiting until the situation on the stock market had settled down again. The management has since been able to redeem the options issued in 2003 at considerable profit without the shareholders seeing anything in return as, following a strong recovery from its lowest point in several years, the share price is still lower than it was in April 2000 when the Annual Meeting approved the option program. It must be explained what considerations moved the Supervisory Board to make it so easy for the managers to get rich at the expense of the shareholders.

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19.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of whether the Company is entitled to claim damages in relation to an interview by the former Chairman of the Board of Management Jürgen Schrempp in the Financial Times, which later aided a class action lawsuit in the United States that was settled at USD 300 million, of which the Company was required to pay an uninsured share which was an eight-digit amount.

It is necessary to examine:

•                  whether liability claims can be enforced against the former Chairman of the Board of Management or at least could have been enforced if asserted in a timely manner,

•                  whether and in what form and for what reasons the Supervisory Board took action or failed to take action against the former Chairman of the Board of Management in this matter,

•                  whether claims for damages can be asserted against the members of the Supervisory Board who were responsible at the relevant times arising from insufficient or untimely pursuit of claims on the part of the Company against the former Chairman of the Board of Management Jürgen Schrempp.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: The newspaper “Stuttgarter Zeitung” reported on January 3, 2007 under the headline “Millions for one careless interview” that the insurance companies from which DaimlerChrysler bought its liability insurance for members of the Board of Management are only covering “most of the necessary €175 million”, which was claimed from the insurance companies in connection with the class action lawsuit in which the Company settled. Even if the insurance claim had been fully covered, €175 million would in no way have been enough to cover the settlement amount, with the result that the Company would have lost an eight-digit amount just on account of the settlement amount. It is not evident that this loss would still have been incurred if the former Chairman of the Board of Management had not given his “careless interview”. Also, the Company presumably incurred other losses amounting to at least an eight-digit figure as it had to pay lawyers’ fees, particularly for those lawyers involved in lawsuits relating to the interview in which the Company did not settle.

20.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of the extent to which current or former members of the Board of Management or the Supervisory Board were aware of transactions that have since led to investigations by various authorities, including the US Securities and Exchange Commission (SEC) and the US Department of Justice in particular, or whether the above persons can be accused of organizational failure as no sufficient precautions were taken to prevent these transactions.

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It is necessary to examine whether these persons were aware or negligently unaware of or negligently failed to take precautions to prevent certain transactions with regard to all matters listed in the 2005 Annual Report under Note 31 (“Legal Proceedings”) from the second half of page 185. These are:

•             “improper payments”, that “raise concerns under the US-Foreign Corrupt Practices Act (FCPA), German law, and the laws of other jurisdictions”;

•                  “certain liabilities relating to non-consolidated subsidiaries” that “were not eliminated during consolidation”;

•                  “potential tax liabilities” that were the subject of internal investigations;

•                  a “portion of the taxes related to remuneration paid to expatriate employees” that “was not properly reported”;

•                  a “formal order of investigation” by the US Securities and Exchange Commission (SEC) in connection with the United Nations’ Oil-for-Food program.

The special audit should also include all the transactions not listed in the Annual Report that are pertinently related to the above investigations by the SEC and the US Department of Justice or that were the subject of the questioning of the former Board of Management member Manfred Gentz by the US authorities or their representatives that were mentioned on page 122 of issue 37/2006 of the magazine “Der Spiegel” and which are supposedly the reason for the fact that the Supervisory Board meeting allegedly took place in Canada instead of the United States. The special audit is also to include matters that were allegedly the subject of an interrogation of former Board of Management Chairman Jürgen Schrempp by US authorities, which took place according to a report by the newspaper “Süddeutsche Zeitung.” In this context, its should also be clarified whether it is actually true that members of the Board of Management or the Supervisory Board wished to avoid coming into contact with US territory and, if so, who that was.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: The investigations of the US authorities have been reported in the press for some time without the Company having commented on this in any comprehensible way for the shareholders. At best, the information provided in the 2005 Annual Report hints at how significant these extremely unpleasant transactions are and who is responsible for them; the information in the 2006 and 2007 Annual Reports is even sparser. The fact that there was not even any appropriate information for the shareholders in Annual Report 2007 is even more incomprehensible because at the Extraordinary Shareholders’ Meeting of October 4, 2007 the Company was confronted with the question of which executives are to blame for the relevant transactions. Although at that time, these transactions were already several years past, the Board of Management member responsible for finance basically stated that the work of clarification had not yet progressed sufficiently, but that there were indications that this would be the case by the time of the next Annual Shareholders’ Meeting - now about to take place - in spring of 2008. According to Annual Report 2007, it is quite unlikely that the information announced will soon be provided without any pressure being applied by the shareholders. After three years have now passed without any appropriate information being given to the shareholders on the names of the guilty persons and the extent of their blame, clarification is needed even more urgently because the aforementioned report in “Der Spiegel” creates the impression that current or former members of the Board of Management or Supervisory Board at least temporarily

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wanted to avoid coming into contact with US territory. To make matters worse, the newspaper “Heilbronner Stimme” of April 12, 2006 actually reported under the headline “US justice has its eye on Schrempp” on the possibility of “an indictment of former top managers” and in this context stated: “Even an indictment of Schrempp including a warrant for his arrest does not seem to be ruled out.” Furthermore, in the online issue of “Manager Magazin,” the suspicion is expressed that the US authorities felt the transactions were so important that they were demanding that a person at Board of Management level must accept responsibility. In this context, the newspaper “Süddeutsche Zeitung” reported on September 14, 2006 with reference to the newspaper “Handelsblatt” that it was supposed that Manfred Gentz, the former Board of Management member responsible for finance, “is in trouble”. This question should also be examined. Furthermore, the reasons for the Company’s continuously defensive information policy need to be investigated, which is in stark contrast to the offensive approach of the new management of Siemens AG, which has to tackle similar problems and is clearly making greater efforts not to sweep irregularities under the carpet or to protect former executives. This contrast might be connected with the fact that a fundamental personnel change is required before there is a willingness to clarify past events consistently and offensively. This is what Daimler has failed to implement. Of all people, a Supervisory Board Chairman has been appointed who was previously himself active for the Company as a member of the Board of Management during the time of the worst wrong decisions.

21.       Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of whether, prior to the Federal Court of Justice repealing the prison sentence handed down by the Stuttgart District Court on the businessman Gerhard Schweinle, the current Chairman of the Board of Management Dr. Zetsche, and various employees of the Company provided false, incomplete, misleading or otherwise inaccurate information on an alleged fraud committed against the Company in the area of so-called gray-market transactions, if so, what internal preliminary clarification this information was based on, who knew of this and who knew of any gray-market transactions per se and who profited from any gray-market transactions. It is also necessary to investigate to what extent the Company has meanwhile paid damages to Gerhard Schweinle or has been ordered by court to pay damages, to what extent these judgments are final, which further claims for damages are to be feared or have already been filed, and against which employees or executives recourse can be sought.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: Employees of the Company and the current Chairman of the Board of Management Dr. Zetsche gave testimony before the Stuttgart District Court in the trial of Gerhard Schweinle. Among other things, the subject of the trial was an alleged defraud of DaimlerChrysler AG by Gerhard Schweinle. The Stuttgart District Court handed down a prison sentence on Gerhard Schweinle, which he commenced. Among other things, the sentence was based on alleged defraud on account of alleged non-compliant reselling of DaimlerChrysler vehicles. The destination of these vehicles should then have caused an error at the Company, as a constituent fact. An opinion of the performance of Stuttgart’s law courts can be derived from a resolution by the Federal Court of Justice

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on June 9, 2004, which, so to speak, tore the fraud conviction to shreds. Stating the reasons for its decision, the Federal Court of Justice stated that there are “material doubts as to the evidence of fraudulent acts ... with regard to the knowledge on the part of the representatives of Daimler-Chrysler AG of the defendant’s intentions to resell.” The Federal Court of Justice felt there were certain considerations explained in more detail indicating knowledge on the part of the representatives of DaimlerChrysler AG. The Federal Court of Justice also commented: The District Court “should have considered ... that, from 2000, there was an accumulation of cases in which so-called cross-border commissions were claimed outside the intended sales channels, particularly from Far Eastern countries for exports intended for those regions (by the end of 2000: 14; by the end of 2001: a further 47); nonetheless, vehicles were delivered to the defendant until the end of October 2001, even though the phenomenon of such parallel exports was already known to DaimlerChrysler AG. If, taking these circumstances into consideration, a new trial court judge was unable to rule out at least a tacit agreement between the defendant and the representatives of DaimlerChrysler negotiating with him, there would not only have been no financial loss but also no error would have been caused as defined by Section 263 of the German Criminal Code.” Under these circumstances, there is a need for clarification regarding whether and to what extent there was knowledge of the gray-market transactions within the Company - particularly at Board of Management level - and, if so, whether attempts were made to cover up this knowledge both in general and in respect of the District Court. This need for clarification is to be seen not least in view of the fact that according to a report in the newspaper “Heilbronner Stimme” of November 30, 2007, Gerhard Schweinle, who was falsely suspected of fraud, has meanwhile been promised damages in an amount of millions of euros. Irrespective of that, it is necessary to look into the question of who profited from the so- called gray-market transactions. The part played by today’s Board of Management Chairman Zetsche in connection with the gray-market transactions will have to be investigated all the more exactly since the online version of the newspaper “Süddeutsche Zeitung” of November 28, 2007 reported on the statements made on this matter by a Daimler spokeswoman as follows: “The Daimler spokeswoman did not want to comment on whether his testimony in court, in which he is supposed to have spoken of ‘individual cases,’ was quoted erroneously: ‘I have nothing to say on the individual issues.’” Subsequently, reference is made to an alleged letter that today’s Board of Management Chairman is supposed to have received in his capacity as former Board of Management member responsible for sales. This letter allegedly refers to the success of reducing gray-market or parallel-market deliveries to a group of companies from “1317 to about 500 cars,” but that “to a certain extent, parallel-market transactions are to be expected in the future.” The “Süddeutsche Zeitung” continues: “What Zetsche answered to that is unknown. Daimler AG makes no comment.” Daimler AG “also did not want to comment” on the question of whether the Public Prosecutor’s Office was investigating Zetsche in this matter due to the suspicion of a false affidavit. Games of hide-and-seek like this are anything but suitable for promoting trust in the integrity of the Group’s Board of Management and in the Supervisory Board that has the duty of monitoring the Board of Management.

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22. Motion for a resolution on the execution of a special audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of whether the Supervisory Board sufficiently monitored the administration of the former Chairman of the Board of Management Jürgen Schrempp, whether it - particularly in view of his services - granted him inappropriately high remuneration, whether the Supervisory Board checked that all benefits to the former Chairman of the Board of Management were recorded as Board of Management remuneration, and whether in the case of the employment of family members and relatives of the former Chairman of the Board of Management the Supervisory Board demanded and monitored the rendering of appropriate services, or arranged for this to be done, and, if so, who is/was responsible for doing this.

It is necessary to examine:

•             whether the remuneration or pension benefits are or were appropriate in view of the services rendered,

•             whether the former Chairman of the Board of Management was sufficiently present at the domicile of the Company or whether his work on the Board of Management suffered on account of his choice of residence, and particularly whether other members of the Board of Management or other employees had to travel because of this,

•             whether the employment relationship with the wife of the former Chairman of the Board of Management despite the place of residence allows or allowed undisturbed rendering of services,

•             whether the Company incurred other costs as a result of the change of residence, for example, as a result of providing an infrastructure or construction work and whether these costs were reported under Board of Management remuneration,

•             by what criteria the service of his wife, brother and any other relatives or family members of the former Chairman of the Board of Management who may work or have worked for the Company were assessed and remunerated and who was responsible for the assessment,

•             whether internal principles that regulate or regulated the employment of family members and relatives of Board of Management members were revoked or modified in respect of the Schrempp family and what role was played in this by the Supervisory Board,

•             in which way suitable monitoring instruments are used to ensure that the performance of the wife of the former Board of Management Chairman in her employment with Daimler-Chrysler, which is ongoing in the year 2007, is commensurate with the remuneration paid to her,

•             whether in connection with office services and other non-cash benefits granted for the time after the formal departure from the Board of Management an inappropriately generous approach was adopted, in particular whether this resulted in an unreasonably high expense for resolving the end of the employment contract with his wife and previous office manager.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

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Reason: According to the 2006 Annual Report, total remuneration of the Board of Management decreased to €20.5 million from €34.9 million in the previous year. On the other hand, the remuneration of former Board of Management members and their surviving dependents rose from €16.9 million to €25.1 million. It must be supposed that these drastic changes are related to the remuneration of the former Chairman of the Board of Management, which has been kept secret to date, and who has been receiving retirement remuneration since 2006. This alone gives good grounds to doubt the appropriateness of his remuneration - even compared to the other very generously paid members of the Board of Management - especially when one considers how the shareholders have suffered under his decisions. The problem of the inappropriateness of remuneration was drastically exacerbated by the possibility created in 2007 of cashing in on stock options at share prices that increased sharply after the separation from Chrysler. This led to a downright explosion of remuneration for former Board of Management members in 2007, reaching the level of €67.9 million. On the other hand, one must suspect that this increase was substantially to the benefit of the former Chairman of the Board of Management. If this is true - which still has to be clarified - the remuneration scandal at Daimler would have reached a new, inconceivable dimension. This is even more extreme when one considers the management style of the former Chairman of the Board of Management. At the 2005 Shareholders’ Meeting, questions regarding the presence of the Chairman of the Board of Management at the Company’s headquarters in light of his having relocated his residence to Munich were answered only evasively or not at all. The same applies to questions as to whether the Company incurred any expenses as a result of the change of residence and to questions concerning the employment of his wife. Meanwhile, it has apparently been possible to terminate her contract of employment, but only at the price of horrendous severance compensation. Against this backdrop, it is necessary to check which conditions prevailed in the final phase of the Board of Management activity of Jürgen Schrempp and whether it seems appropriate from a legal point of view that it was only possible to get rid of his wife in return for supposedly horrendous severanc compensation. The latter could be due to the fact that after his departure she was allowed to be further employed at the shareholders’ expense as his personal office manager although other persons were working in the office. If, as usual with other employees, she had been given a new boss after the old one had left, her departure would presumably have been far less expensive - unless the former Board of Management Chairman had also been given the inappropriate assurance that he could have his wife working for him at the shareholders’ expense even after his departure. The responsible Supervisory Board members would have to be held liable for such concessions.

23. Appointment of a special representative pursuant to Section 147, Subsection 2 of the German Stock Corporation Act (AktG) to claim damages from current and former members of the Supervisory Board due to the granting of inappropriate remuneration for former Board of Management Chairman Jürgen Schrempp, due to the unauthorized failure to claim compensation for damages from Jürgen Schrempp, and due to the unauthorized failure to reclaim inappropriate elements of remuneration.

The lawyer Nicola Monissen, Klosterstraße 4, 89143 Blaubeuren, shall be appointed as the special representative under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

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Reason: After the remuneration for former members of the Board of Management reached an all- time high of €67.9 million in 2007 - presumably due to the improper execution of the share buyback program - it is to be assumed that the inappropriateness of remuneration for the former Board of Management Chairman has reached a completely unacceptable level; because he is responsible for the worst wrong decisions in the Company’s history and also caused additional costs to be incurred due to negligence during an interview. According to applicable provisions of the German Stock Corporation Act, inappropriate remuneration is to be reclaimed; claims for damages are also to be made. Both at Siemens and at IKB, corresponding measures have been announced following significantly smaller disadvantages for the shareholders. However, there are no indications that the Company’s Supervisory Board has taken any kind of action in this matter - although the Schrempp case is at the focus of the discussion about unjustified executive remuneration, as seen most recently in the March issue of “Manager Magazin.” The Supervisory Board has thus made a sustained contribution to the decline of the Company’s image in particular and of market-economy incentive systems in general. His failure is embellished by the overall circumstances of the further employment of Lydia Schrempp and the toleration of the employment of relatives of the former Board of Management Chairman in highly paid positions. The responsible members of the Supervisory Board - now and in the past - have thus provided ammunition for all those forces that aim to abolish the market economy in its present form because it has degenerated into an evil self-service system of the (supposed) business elite. In view of this disastrous picture that the Supervisory Board presents, there may be no protection of those responsible if the credibility of the market-economy system is to be defended. All institutional investors would also be well advised to take heed, because they have significantly promoted the degeneration of remuneration systems with their scandalous voting behavior in the past.

Statement by the management of Daimler AG on the motions proposed by the shareholders Prof. Dr. Ekkehard Wenger and Prof. Dr. Leonhard Knoll

The Board of Management and the Supervisory Board recommend that the items of the agenda 14 through 16 and 23 be rejected.

The proposed amendments to the Articles of Incorporation are neither necessary nor appropriate. They were already submitted in similar form at the Company’s last two shareholders’ meetings and were rejected by large majorities of the shareholders. In particular, the Articles of Incorporation already contain adequate provisions on limiting the mandates held by members of the Supervisory Board based on the recommendations of the German Corporate Governance Code. In this context, one must be aware that the Company has to compete to obtain outstanding personalities as members of its Supervisory Board and that the requirements placed on those members in terms of experience and specialized knowledge are constantly rising. It is therefore almost essential that suitable candidates also pursue other activities in order to gain these qualifications. The proposed amendment to the Articles of Incorporation for the separate counting of votes at shareholders’ meetings would unnecessarily prolong the voting process, its details would be incomprehensible, and it would lead to the unequal treatment of shareholders. There are also insufficient grounds for the introduction of verbatim minutes.

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The Supervisory Board fulfills its duties conscientiously. In particular, the Supervisory Board monitors the actions of the Board of Management, decides on its remuneration after a careful review and after taking into consideration a comparison with competitors in Germany, Europe and the United States, also with assistance from external consultants, and acts in the interests of the Company. All remuneration and cash-equivalent benefits for current and former members of the Board of Management are reviewed by the external auditors and disclosed in accordance with the provisions of applicable law. Therefore, no grounds for claims of damages against the members of the Supervisory Board are apparent.

The Supervisory Board recommends that the items of the agenda 12, 13 and 17 through 22 be rejected.

There is no reason to carry out the proposed special audits. These motions were also already submitted in similar form at the Company’s last two shareholders’ meetings and were rejected by vast majorities of the shareholders. The motions relate partially to pending proceedings and official investigations and are hardly likely to yield any results beyond the findings that have been gained or will be gained in those proceedings.

With regard to proposed special audits that relate to the monitoring and remuneration of the Board of Management, we refer to the above statement on items of the agenda 14 through 16 and 23 on the work of the Supervisory Board.

The management’s decision to change the name of the Company is based on considerations of brand law and corporate strategy. The name Daimler stands not only for the Company’s high level of expertise as a globally respected manufacturer of automobiles and commercial vehicles, it is also intended to avoid overlaps between the corporate brand and the most valuable automotive brand in the world, Mercedes-Benz, and to provide a roof for the various brands within the Group.

No grounds are recognizable for the proposed special audit of the share buyback program carried out by the Company. The median of the share-price targets published by analysts was €79 at the beginning of the share buyback; the median is now €73 and is thus still significantly higher than the average price paid in the context of the share buyback. During the execution of the program, not only the Company, but also the bank it authorized, which carried out the buyback completely independently and without any influence from the Company, adhered strictly to the relevant German and European regulations to avoid influencing the share price. The details of the buyback are presented transparently on the Company’s Internet website. The alleged market influence is therefore untenable and the special audit is unnecessary.

Stuttgart, March 7, 2008

Daimler AG

The Board of Management

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Daimler AG

Stuttgart, Germany

www.daimler.com

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Annual Meeting 2008
Counter-motions

As follows, you will find counter-motions from shareholders who oppose the proposals made by the Board of Management and the Supervisory Board on the Agenda of the Annual Meeting to be held on April 9, 2008, which the Company has to make accessible to all its shareholders.

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 9, 2008, some shareholders have submitted counter-motions to Agenda Items 2, 3, 4 and 8.

The following counter-motions are listed in the order they were received by Daimler.

***

Mr. Jürgen Grässlin, Freiburg, Germany

Regarding item 3 of the agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

The Board of Management supports the Daimler/EADS involvement in the inhumane production of submunition delivery systems and inhumane armaments exports.

Last year, in many interviews and statements, members of the Board of Management of Daimler AG emphasized that their actions were based on ethics, morals and an awareness of responsibility. In the current Annual Report 2007, under the keyword of “responsibility”, the Company promises to participate in an “open dialogue” and to be guided by “the highest ethical principles”.

Such declarations are not worth the paper they are printed on. In reality, the European Aeronautic Defence and Space Company (EADS) – whose biggest  shareholder is Daimler AG with a stake of 15% – is one of the eight biggest armaments exporters in the world, according to a report by the renowned Stockholm peace research institution, SIPRI. People are shot and killed with Daimler weapons in many wars and civil wars. Often it is mainly civilians who die – children, women and old people.

Once again last year, the Board of Management failed to make any efforts to discontinue doing business with inhumane weapons systems such as submunitions delivery systems. At this point, I would like to quote the example of the involvement in the MLRS (multiple launch rocket system) and the guided MLRS. MLRS rockets are to be produced in enormous numbers. The guided multiple rocket launcher, GLMRS, is designed to distribute approximately 8000 bomblets over an area of up to one square kilometer.

The MLRS submunitions used by the Israeli army in the war with Lebanon for example have an effect similar to landmines. Due to the extremely high number of non-explosions, entire stretches of land are contaminated with submunitions. The alliance for action, landmine.de (see www.landmine.de), regards the use of submunitions as a breach of the Geneva Convention, which proscribes random attacks on civilians.

Meanwhile, a broad alliance of peace organizations, human-rights organizations and Christian organizations have gathered together in the alliance for action, “We don’t buy Mercedes: boycott submunitions!”

Together with the Critical Daimler Shareholders (KAD, Arndtstraße 31, 70197 Stuttgart, Tel. 0711 608396, see www.kritischeaktionaere.de and www.juergengraesslin.com), the following organizations have declared their support:

• German Peace Association - United Opponents of Military Service (see www.dfg-vk.de),

• Peace Center Association Braunschweig,

• Living without Armaments (ORL),

• German section of the Pax Christi Movement,

• Armaments Information Bureau e. V. (see www.rib@rib-ev.de) and

• Workshop for Nonviolent Action, Baden (WfgA)

Several thousand signatories have declared – through their signatures on the campaign postcard and many of them on the website www.wir-kaufen-keinenmercedes.de – that they will not buy a Mercedes until Daimler/EADS cease all involvement in the research, development and production of submunitions and rocket launchers that can be used for cluster bombs.”

***

2

Mr. Paul Russmann, Stuttgart

Regarding item 3 of the agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Audi, BMW and Porsche only produce cars. Daimler AG, however, produces not only vehicles of the brands Mercedes, smart and Maybach, but also – through its equity interest in Europe’s third-largest armaments company, the European Aeronautic Defence and Space Company (EADS) – delivery systems for nuclear warheads and other inhumane weapons. The Board of Management, under the leadership of Dieter Zetsche, is the main shareholder of EADS and supports its decision to massively increase the proportion of its business accounted for by armaments. Many shareholders therefore do not buy shares in Daimler AG, sustainability funds exclude Daimler shares from their funds, potential customers decide against cars of the Mercedes Car Group and in favor of competitors’ vehicles. The Board of Management bears the ethical and economic responsibility for this – perfectly understandable – customer behavior. The Critical Daimler Shareholders (KAD) are of the opinion that with its armaments involvement at EADS, Daimler AG is contravening the intention of good corporate governance and corporate social responsibility (CSR).”

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Mr. Holger Rothbauer, Tübingen

Regarding items 3 and 4 of the agenda:

“The actions of the members of the Board of Management and the Supervisory Board are not to be ratified.

Reason:

Since July 28, 2005, the Group has flooded shareholder and author Jürgen Grässlin with a large number of court and out-of-court disputes, dealing solely with critical statements by Mr. Grässlin concerning the retirement of former Board of Management Chairman Jürgen Schrempp and with evidence given by the current Board of Management Chairman Dr. Dieter Zetsche in the so-called “Schweinle lawsuit” and on the grey-market transactions of the Mercedes Car Group.

After the Board of Management and Supervisory Board were not prepared to speak to Mr. Grässlin about these issues, Mr. Grässlin made criminal charges

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against Dr. Dieter Zetsche and other Mercedes employees – some of them retired – in December 2006. The Stuttgart Public Attorney’s Office has been investigating Dr. Zetsche on suspicion of submitting false affidavits since March 2007 and on suspicion of submitting false unsworn evidence in court since October 2007. The investigations are ongoing. Instead of entering into a factual discussion with Mr. Grässlin on the issue of the gray-market business that went on for many years at Mercedes, Board of Management Chairman Dr. Zetsche sued Mr. Grässlin in the Hamburg District Court for payment of damages of at least €50,000. Dr. Zetsche lost this case at first instance.

In 2007, the Board of Management and the Supervisory Board had the opportunity to thoroughly clear up the extensive gray-market business of recent years and to make it public in order to avoid the possibility of financial damage to Daimler of many millions of euros that could arise if the EU Commission takes action in this matter. This opportunity was unfortunately not utilized. Instead, with the approval of the Board of Management and the Supervisory Board, shareholder Grässlin has been put into severe financial difficulties due to the high level of the amount involved in the case. In the view of the shareholders, this cannot be described as good governance by the Board of Management and the Supervisory Board.

With these court cases, shareholders’ money is being wasted while damaging our company’s reputation and image. Also for this reason, the Critical Daimler Shareholders (KAD, Arndtstraße 31, 70197 Stuttgart, Tel. 0711-608396) see a necessity to inform shareholders via the new website www.daimler-prozesse.net in a differentiated manner about the lawsuits involving former DaimlerChrysler Board of Management Chairman Jürgen Schrempp and today’s Daimler Board of Management Chairman Zetsche and involving Daimler AG against Mr. Grässlin.”

***

Mr. Jürgen Grässlin, Freiburg

Regarding item 4 of the agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

The Supervisory Board’s failure to monitor prohibited gray-market business since the era of Zetsche as Board of Management Member for Sales.

With regard to monitoring gray-market transaction, which are prohibited both by the Group’s internal regulations as well as by the European Union (“parallel market transactions”), the Supervisory Board has failed all along the line. For many years, the far-above-average discounts granted to customers in Germany

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and abroad in the gray-market transactions undermined regular car sales through authorized Mercedes dealerships and sales-and-service centers.

Neither at the past Annual Meeting nor in the past financial year were the Board of Management and Supervisory Board able to rebut claims that in the era that Dieter Zetsche was Board of Management Member for Sales (1995 to 1999) and in the years after that, gray-market transactions took place with a large number of non-authorized Mercedes dealers in numerous countries.

The Critical Daimler Shareholders (KAD, Arndtstraße 31, 70197 Stuttgart, Tel. 0711-608396, see www.kritischeaktionare.de and www.juergengraesslin.com) have Daimler documents of relevance to this matter. These documents provide evidence that above all in the second half of Zetsche’s period of office as Board of Management Member for Sales, in 15 of the 20 Mercedes
sales-and-service centers of the West region – and thus in 75 percent of all sales-and-service centers in the biggest sales region! – gray-market transactions were systematically carried out for many years. Additional gray- market scandals from other sales regions in Germany are well known.

These gray-market transactions were recorded at the Sales Center Germany by means of Fahrex approval lists. The responsible head of Mercedes sales in Germany, Dr. Jürgen Fahr, has stated in a lawsuit before the Berlin Labor Court that he informed the then Board of Management Member for Sales, Dr. Zetsche, in written form about the gray-market transactions with thousands of vehicles, as evidenced by a letter of several pages of which the Critical Shareholders have a copy.

However, as a witness in December 2002 in the case against Gerhard Schweinle, the owner of a shipping company in Neudenau, Dr. Zetsche admitted only to “individual cases” of gray-market transactions, according to persons who participated in that lawsuit. The transactions evidenced on the basis of the Daimler documents play an important role in the investigations by the Stuttgart District Attorney’s Office – which took place last year and are still ongoing.

The Supervisory Board has not learnt from its mistakes, otherwise the gray-market transactions of the past would be fully clarified; but this did not happen last year. As long as the Supervisory Board does not fulfill its monitoring duty within the Group and does not investigate obvious gray-market transactions in contravention of EU law, its actions cannot be ratified.”

***

5

Ms. Beate Winkler-Pedernera, Stade

Regarding item 4 of the agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

The Supervisory Board is responsible for the absolutely disproportionate and excessive remuneration of Lydia and Jürgen Schrempp.

Jürgen Schrempp was Chairman of the Board of Management of the Daimler Group from 1995 until 2005. As Daimler CEO, he established the Americanization of salaries for the top management and received payments of approximately €50 million during his Board of Management activity. In purely legal terms, he is also entitled to stock options worth an additional €50 million. This amount is explained by the fact that Mr. Schrempp caused the company’s share price to fall substantially. The stock exchange rewarded the retirement of the biggest destroyer of capital and jobs in the company’s history with a share-price jump from which Schrempp can profit enormously through his stock options.

As head of the Board of Management office, Lydia Schrempp, the wife of Board of Management Chairman Jürgen Schrempp, was richly rewarded for many years. Even in the years 2006 and 2007 – after her husband had left the company – Lydia Schrempp was employed at salary level E2 with an annual remuneration of approximately €200,000.

Shareholders’ questions about the actual work performed by the highly paid Ms. Schrempp in the Munich office of her long-departed husband are still unanswered. Strangely enough, according to media reports, there will be no new appointment to Lydia Schrempp’s position – although it was apparently very highly regarded.

It has also been reported in the media that Ms. Schrempp is to receive severance compensation of up to €600,000. If the Group announces in its statement on the departure of Ms. Schrempp effective March 31, 2008 that “Daimler AG thanks Lydia Schrempp for her long, committed and professional work,” the question as to what this work consisted of remains open.

The Supervisory Board is responsible for the salaries of the Daimler management: as a “monitoring body” it seems to have failed yet again. The actions of the Supervisory Board are therefore not to be ratified.”

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6

Mr. Alexander Dauensteiner, Solingen

Regarding item 3 of the agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Reduced fuel consumption over the entire product range is one of the most important challenges for the Group’s successful future. The “Road to the Future” is described in the current Annual Report, although this can only be a first step. The Group is focused on developing and introducing BLUETEC technology in further models and has announced hybrid models for the future – after the Board of Management slept through this development for many years. These are individual measures, however. There is still no overall strategy for a sustained reduction in fuel consumption across the entire model range.

The consequences of the Board of Management’s so far half-hearted attempts to reduce fuel consumption are obvious: compared with the competition, the Group is lagging further and further behind. For example, the competitor BMW already offers “EfficientDynamics” – an intelligent combination of technologies with the potential to significantly reduce fuel consumption across the entire model range. Some of the methods used are automatic start-stop function, recovery of braking energy, lightweight construction, gear shifting indicators and intelligent air-flap controls. A BMW 3 Series Touring with a 105 kW engine already achieves a combined EU fuel consumption of just 4.8 liters per 100 kilometers; a 520d Touring achieves 5.3 l/100 km. The consequence is that only one Mercedes (the A 160 CDI) is listed in the strict car-environment list of the German Traffic Club (VCD). Thanks to EfficientDynamics, the competitors from Munich have four vehicles among the top ten family cars listed. The VCD’s conclusion is unambiguous: “Surprisingly, BMW also gets good results with its new EfficientDynamics models. Previously almost untouched by environmental ambitions, for the first time the Bavarians attain second place for family cars with the station-wagon version of the BMW 318d.”

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7

Mr. Walter Schwenninger, Tübingen

Regarding item 3 of the agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Daimler AG and its Board of Management have so far not reacted to the demands of the International Campaign for Apology and Compensation in Southern Africa to participate in a public debate about the involvement of the Daimler Group in the unjust apartheid system in South Africa, to make an apology, and to contribute towards financial compensation for the victims. I myself, with a four- person delegation from the Campaign, submitted a parcel with four thousand signatures to the head of SAFRI, Josef Gorgels, at the DaimlerChrysler headquarters in Möhringen on December 16, 2003, South Africa’s Day of Reconciliation. We have still not received a reply.

The former Daimler-Benz AG earned millions of deutschmarks in its business with armaments firms in apartheid country South Africa, and therefore bears part of the responsibility that with the help of the security service this, according to the UNO, “uniquely unjust regime” could survive for so long. Exactly with expensive armaments products (military vehicles etc.) and local civil production under license (engines that were installed in military vehicles), the company helped to break the UNO weapons boycott and to significantly increase the country’s indebtedness with these odious debts.

According to the report of the Truth Commission in South Africa, our company should have stated publicly a long time ago that it bears part of the blame for grave infringements of human rights (murder, torture, sexual violence, arbitrary arrest).

The Khulumani group of plaintiffs, which represents 32,000 victims, is currently litigating in the United States against 23 international companies and banks, including our Daimler AG.

In times of globalization, a company should face up to questions of clarifying and coming to terms with the past in the former apartheid regime if it now wants to act credibly for a better future in Southern Africa. Therefore, there should be no ratification of the actions of this Board of Management – in which there is not a single woman.”

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8

Mr. Wilm Diedrich Müller, Neuenburg and Diedrich Müller Company, Neuenburg

Motion A

Regarding item 2 of the agenda:

“Persons, the aforementioned Mr. Müller and the aforementioned Diedrich Company have herewith proposed that, contrary to the proposal of the aforementioned invitation, the unappropriated profits of 2007 are not to be paid out in the currency euros, but instead, for the money suitable for distribution at least eight shares in the aforementioned Shipping Company* are bought and subsequently these at least eight shares bought are distributed to the shareholders of the aforementioned Daimler Company with the use of a procedure of drawing lots that will ensure that always with the same probability one share in the aforementioned Shipping Company will account for one share in the aforementioned Daimler Company.

Reason:

We would justify our proposal by the fact that we prefer a distribution in the form of shares in the aforementioned Shipping Company* because each of these shares will entitle its owner to attend the annual shareholders’ meeting of the aforementioned company and to welcome all persons there. Furthermore, the aforementioned Mr. Müller could now already offer you in binding terms one ordinary share of the aforementioned Shipping Company with the securities identity number 828830 from his private portfolio administered by the aforementioned Commerzbank Company for a price of €222,222,222.22; this offer is limited until April 11 of this year.”

* Reederei Herbert Ekkenga AG, German securities identification number 828830

Regarding item 4 of the agenda:

“Persons, the aforementioned Mr. Müller and the aforementioned Diedrich Company have herewith proposed that the actions of the second and thus second-most important board of the aforementioned Daimler Company, upon the ratification of which a resolution is to be passed at the Annual Meeting on April 9 this year, are not to be ratified.

Reason:

We would justify our proposal by the fact that the same board has unfortunately not managed to increase the price of the shares in the aforementioned Daimler Company tenfold in the same financial year by spreading rumors suitable for that purpose – which by all means may be lies.”

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9

Mr. Reimund Homann, Hamburg

Motion B

Regarding item 8 of the agenda:

“I propose Mr. Reimund Homann, Hamburg, graduate and doctoral student in business administration, self employed, for election as a member of the Supervisory Board in accordance with item 8 of the agenda.

Reason:

As can be seen from the extension of the agenda and the counter-motions, the Board of Management and the Supervisory Board have not worked satisfactorily in the past. The personnel renewal of the Supervisory Board seems to be necessary in order to break through the “old boys' networks”.

If I am elected as a Supervisory Board member, among other things, I would like to place emphasis on the following points:

•    termination of military business

•    enhanced environmental friendliness of the products and of the Group in general

•    reduced Board of Management remuneration to the benefit of the employees and the shareholders

•    an exact examination of the remuneration of departing Board of Management and Supervisory Board members

•    limitation of the number of other board positions held by members of the Daimler Board of Management and Supervisory Board

Mr. Reimund Homann is not a member of any other statutory supervisory board.”

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10

Mr. Werner Kunze, Leipzig

Motion C

Regarding item 2 of the agenda:

“I propose that the unappropriated profits be applied as follows:

•	distribution of a dividend of €2.50 per dividend-entitled share	€2,534,673,000

•	transfer to retained earnings	€3,649,326,000

Reason:

The members of the Daimler Board of Management increased their income by 2/3 compared with the prior year. The former members of the Board of Management (41) actually increased their income by 270%!

The dividend proposal of the Board of Management allows for an increase of only 33%. That is unfair!”

Motion D

Regarding item 8 of the agenda:

“Instead of Ms. Baldauf, Finland, I hereby propose Mr. Thomas Barth, Grosslehna, engineering consultant.

Reason:

The Supervisory Board needs some new blood.”

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You can support counter-motions by voting “NO” on the respective items of the agenda.

If you want to support the motions specially marked with letters, please mark the relevant space on the paper version or the online version of the voting form.

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4

Position of the management on the counter-motions for the 2008 Annual Meeting

The Board of Management and the Supervisory Board maintain their motions as presented in the Agenda and state their position on the counter-motions as follows:

Environment and climate protection

On the way towards the further development of mobility into a form that is sustainable for mankind and the environment, Daimler does not focus on singular technologies and vehicles, but on the full spectrum of all possible improvements in terms of powertrains, lightweight construction, energy management and alternative fuels. We aim to offer our customers an optimal overall package at attractive prices. In order to achieve this goal, we have developed the “Roadmap to Sustainable Mobility.” This roadmap consists of the following three-stage approach for conserving resources and minimizing pollutant emissions along the entire value chain:

1.                    The further development and optimization of our internal combustion engines, including the consideration of all hybrid options.

2.                    The research, development, and provision of high-quality alternative fuels.

3.                    Propulsion with emission-free fuel cells and electric drive systems.

We presented our “Road to the Future” program at the Frankfurt International Motor Show (IAA) in 2007 in the form of 19 extremely economical and clean new car models. These vehicles cover the entire range of our modular drive technologies, which in turn represent key milestones on the path to sustainable mobility. Such innovative drive systems include BlueTEC diesel exhaust gas treatment.

The future of the gasoline engine is also on display in our DIESOTTO engine, which combines the best features of diesel and gasoline engines. Our new F 700 research vehicle, which we presented at the IAA, is equipped with this extremely clean and fuel-efficient drive system as well as an additional hybrid module.

The models in our “Road to the Future” program include seven hybrids from five different model series; some of these vehicles combine hybrid drive with BlueTEC diesel exhaust treatment. The specific advantages that diesel engines offer in terms of torque and fuel economy make BlueTEC hybrids much more efficient than any gasoline hybrid built to date.

We are also continuing our efforts to reduce the fuel consumption and exhaust gas emissions of our commercial vehicles. As the world’s leading manufacturer of commercial vehicles, Daimler’s broad-based commitment to these goals is underscored by the “Shaping Future Transportation” initiative, which was launched in November 2007 with the presentation of 16 trucks and buses from the Mercedes-Benz, Freightliner, Mitsubishi Fuso, Orion, and Thomas Built Buses brands, characterized by reduced fuel consumption and emissions. Hybrid technology plays a key role in this environmentally friendly fleet, as our experience shows that such technology can reduce diesel fuel consumption by as much as one third.

Election of new members of the Supervisory Board

At the Annual Meeting, we will propose to the shareholders that Ms. Sari Baldauf (52), formerly Executive Vice President and General Manager of the Network Business Group of Nokia Corporation, and Dr. Jürgen Hambrecht (61), currently Chairman of the Management Board of BASF SE, be elected as members of the Supervisory Board representing the shareholders, each for five years.

Both candidates fulfill all of the requirements arising from applicable law and the company’s Articles of Incorporation and they also have the benefits of excellent qualifications. With Ms. Baldauf, we have gained an experienced and competent candidate whose election will make a contribution towards the international orientation of the Supervisory Board. As a distinguished CEO of a chemicals company with international operations, Dr. Hambrecht has the benefit not only of profound knowledge in various industries but also of valuable experience in Asia. His expertise and experience are enhanced by activities in other supervisory boards and by his involvement in industrial associations.

Dividend proposal

The proposal to be made to the Annual Meeting that a dividend of €2.00 be distributed for each share entitled to a dividend, thus increasing the dividend by 33% compared with the prior year, gives full consideration to the interests of the company and the shareholders.

Sales to resellers who do not belong to our sales network, so-called “gray-market transactions”

These matters are neither illegal nor of any relevance for criminal law. The issue of sales to resellers who do not belong to our sales network affects not only Daimler but the entire automobile industry. We want to produce our new vehicles in accordance with our customers’ wishes and to deliver them directly to our customers through our efficient authorized sales network. Our policy prohibits the sale of new vehicles from the Group to resellers who do not belong to our authorized sales network. This prohibition is also included in the contracts entered into with our authorized sales partners. Nonetheless, sales to resellers who do not belong to our authorized sales network cannot be entirely ruled out in a worldwide sales network.

Payments to active and former members of the Board of Management

The remuneration of the Board of Management is determined following a careful review and with due consideration of a competitive comparison in Germany, Europe and the United States – also with the involvement of external consultants. All payments and non-cash benefits for active and former members of the Board of Management have been reviewed by the independent auditors and disclosed in accordance with applicable law.

2

Involvement in South Africa

Daimler is a company that takes its social responsibility very seriously, and also deals openly with all aspects of its history.

We have made several statements about our involvement in South Africa at previous annual meetings. We accept responsibility for thousands of employees and their dependents in that country. Our extensive activities for the occupational training of young people and our HIV/AIDS project are clear evidence of this. All in all, we are a recognized and respected partner in business and society in South Africa, and we are doing everything we can to ensure that this continues in the future.

Defense technology

Although none of the facts have changed, the same claims have been made with regard to the activities of EADS in the field of defense technology for many years. We have made statements on these claims at previous annual meetings.

Stuttgart, March 2008

Daimler AG

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 4, 2008